EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,					12 Months Ended March 31,	Three Months(1) Ended March 31,
In thousands, except share data	2013	2012	2011	2010	2009	2014	2014
Fixed Charges, as defined:
Interest on Long-Term Debt	$40,825	$39,175	$37,515	$39,198	$37,447	$41,258	$10,466
Other Interest	2,709	2,314	2,976	1,587	1,937	2,662	633
Amortization of Debt Discount and Expense	1,877	1,848	1,729	1,766	1,503	1,893	479
Interest Portion of Rentals	1,910	1,864	2,213	2,130	1,735	1,967	514
Total Fixed Charges, as defined	47,321	45,201	44,433	44,681	42,622	47,780	12,092
Earnings, as defined:
Net Income	60,538	58,779	63,044	72,013	74,632	60,783	37,884
Taxes on Income	41,705	43,403	42,825	49,033	46,349	42,730	26,985
Fixed Charges, as above	47,321	45,201	44,433	44,681	42,622	47,780	12,092
Total Earnings, as defined	$149,564	$147,383	$150,302	$165,727	$163,603	$151,293	$76,961
Ratios of Earnings to Fixed Charges(2)	3.16	3.26	3.38	3.71	3.84	3.17	6.36

(1) A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.